CUSIP No. 482470200

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
KIT digital, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
482470200
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Jeffrey R. Katz, Esq. Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000
June 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Costa Brava Partnership III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,250,000
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,250,000
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.9%*
14.	TYPE OF REPORTING PERSON PN
*  Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Roark, Rearden & Hamot, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,250,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,250,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.9%**
14.	TYPE OF REPORTING PERSON OO
* Represents shares directly held by Costa Brava Partnership III L.P.
** Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

1.	NAME OF REPORTING PERSON Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,376,000*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,376,000*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,376,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.1%**
14.	TYPE OF REPORTING PERSON IN, HC
* Includes (i) 3,250,000 shares held by Costa Brava Partnership III L.P.; (ii) 74,000 shares held directly by Mr. Hamot in his IRA account; and (iii) 52,000 shares held in two trusts for the benefit of Mr. Hamot’s children.
**  Based on 54,941,040 shares outstanding as of June 7, 2012, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 8, 2012.

CUSIP No. 482470200

AMENDMENT  NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012 and Amendment No. 1 thereto filed on May 16, 2012 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background

Based on the information provided in Item 4 below, the Reporting Persons may be deemed to constitute a “group” with JEC II Associates, LLC (collectively, “JEC”) for purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.  This filing of this statement shall not be construed as an admission that the Reporting Persons are part of such group, or have agreed to act as part of such group.  This Schedule 13D and any amendments thereto reflect and will reflect only the Reporting Persons’ ownership of the Issuer’s securities and will not reflect any other person’s ownership of the Issuer’s securities.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons have had discussions with JEC regarding the Issuer. On June 8, 2012, the Reporting Persons and JEC jointly proposed four candidates to the Company for prompt appointment as directors of the Issuer.  Based on this joint proposal to the Issuer, the Reporting Persons and JEC may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of Issuer Item 5 is hereby amended as follows:

(a)  The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 2 to Schedule 13D.

(c)  Since the last Schedule 13D filing on May 16, 2012, Costa Brava has purchased Common Stock in open market transactions as follows:

Date	Number of Shares	Price per Share
May 29, 2012	100,000	$3.39
May 30, 2012	100,000	$3.53
May 31, 2012	50,000	$3.45

CUSIP No. 482470200

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot